UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020

Commission File Number: 001-38353

PagSeguro Digital Ltd.

(Name of Registrant)

Av. Brigadeiro Faria Lima, 1384, 4º andar, parte A

São Paulo, SP, 01451-001, Brazil

+55 (11) 3038-8127

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

INCORPORATION BY REFERENCE

This current report is incorporated by reference in our registration statement on Form F-3 filed with the U.S. Securities and Exchange Commission, or the SEC, on October 15, 2019, and shall be deemed to be a part thereof from the date on which this current report is furnished to the SEC, to the extent not superseded by documents or reports subsequently filed or furnished.

Changes in Registrant’s Certifying Accountant

On April 29, 2020, PagSeguro’s audit committee approved the appointment of PricewaterhouseCoopers Auditores Independentes to act as PagSeguro’s independent registered public accounting firm beginning with a review of its quarterly information for the first quarter of 2020. PricewaterhouseCoopers Auditores Independentes had previously acted as PagSeguro’s independent registered public accounting firm to audit PagSeguro’s consolidated financial statements for the fiscal years ended December 31, 2017 and 2018, until the filing of PagSeguro’s annual report on Form 20-F for the year ended December 31, 2018 with the SEC.

Ernst & Young Auditores Independentes S.S. was appointed to act as PagSeguro’s independent registered public accounting firm to audit PagSeguro’s consolidated financial statements for the fiscal year ended December 31, 2019 and PagSeguro’s internal control over financial reporting as of December 31, 2019. On April 29, 2020, PagSeguro decided to replace Ernst & Young Auditores Independentes S.S. as its independent registered public accounting firm, effective immediately, as approved by PagSeguro’s audit committee on the same date.

The report of Ernst & Young Auditores Independentes S.S. on PagSeguro’s financial statements for the fiscal year ended on December 31, 2019 contained no adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles. During the fiscal year ended December 31, 2019 and the subsequent interim period through April 29, 2020, there have been no disagreements with Ernst & Young Auditores Independentes S.S. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreement, if not resolved to the satisfaction of Ernst & Young Auditores Independentes S.S., would have caused Ernst & Young Auditores Independentes S.S. to make a reference to the subject matter of the disagreement in connection with its audit report for such fiscal year, and there were no “reportable events” as that term is defined in Item 304(a)(1)(v) of Regulation S-K.

PagSeguro has provided Ernst & Young Auditores Independentes S.S. with a copy of the foregoing disclosure, and has requested that it furnish PagSeguro with a letter addressed to the SEC stating whether or not it agrees with such disclosure. A copy of this letter is filed as an exhibit to this Form 6-K.

During the fiscal year ended December 31, 2019 and the subsequent interim period through April 29, 2020, PagSeguro did not consult PricewaterhouseCoopers Auditores Independentes as to the application of accounting principles to a specified transaction, either completed or proposed, the type of audit opinion that might be rendered on PagSeguro’s financial statements or any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K) or a “reportable event” (as described in Item 304(a)(1)(v) of Regulation S-K).

Exhibit Index

No.	Description
16.1	Letter of Ernst & Young Auditores Independentes S.S. to the SEC regarding the change in independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 5, 2020

PagSeguro Digital Ltd.

By:	/s/ Eduardo Alcaro
Name: Eduardo Alcaro Title: Chief Financial and Investor Relations Officer, Chief Accounting Officer and Director